Exhibit 99.3

NORTH ATLANTIC VALUE

LIMITED LIABILITY PARTNERSHIP

Ground Floor, Ryder Court, 14 Ryder Street,

London SW1Y 6QB

Telephone: 020 7747 5678    Facsimile: 020 7747 5647

September 27th 2005

Hector Communications Corporation

Board of Directors

c/o Curtis A. Sampson, Chairman and Chief Executive Officer

211 South Main Street

Hector, MN 55342

Dear Mr. Sampson:

We are writing to respond to your letter of September 21st 2005. We remain concerned that the company is not seriously considering the offer from Opportunity Partners LP, and we continue to believe that immediately appointing a special committee is in the best interests of the corporation and shareholders.

In your letter, you state that “[w]e are not sure why you feel we are not giving the offer as much consideration as it deserves.” Frankly, the basis for our concern should be quite clear by now. As I have explained during our telephone conversation of September 12th 2005, and through my letter of September 21st 2005, we have strong doubts about whether management will value its own entrenchment over the interests of shareholders. These concerns are rooted in, among other factors, the conflict you now admit exists among the Hector directors who have connections to Communications Systems, Inc., a company for which you are also Chairman and CEO.

Your letter, unfortunately, raises even more questions about management’s willingness to take Opportunity Partner LP’s offer - or any other offer - seriously. You mention “a legal issue that may have to be dealt with,” but never indicate what this issue might be, much less how it might be “dealt with.” You mention that “[s]ome have suggested” that the “proposed buyer” should “furnish evidence” of their “financial where-with-all,” but you never explain how Hector might acquire such “evidence,” or represent that the company will actually discuss the substance of Opportunity Partners LP’s offer with Opportunity Partners LP. Instead, you state that Legg Mason will be in contact with Opportunity Partners LP “as soon as appropriate.”

We believe the appropriate time to address these issues is now. Given the conflicts you admit exist on the Board, we urge you to appoint a truly outside, independent group of directors who will begin to seriously consider the offer. Taking this action - and taking this action now - is the best way to give the interests of the company and shareholders the consideration they deserve.

Very truly yours,

/s/ CHRISTOPHER H. B. MILLS
Christopher H. B. Mills
Chief Investment Officer

Hector Communications Corporation 211 South Main Street • P.O. Box 428 Hector, Minnesota 55342-0428 Phone: 320/848-6611 • Fax: 320/848-2702

September 21, 2005

Mr. Christopher Mills

J O Hambro Capital Management Group

Ground Floor, Ryder Court, 14 Ryder Street

London SW1Y 6QB

Dear Mr. Mills,

We are not sure why you feel we are not giving the offer as much consideration as it deserves. Some have suggested that it would be appropriate for the proposed buyer to furnish evidence that they have the financial where-with-all to complete the transaction because it appears that conventional financing of a telephone acquisition would not suffice. Further, there may be a legal issue that may have to be dealt with.

However, as I explained to you, the offer has been submitted to Legg Mason Wood Walker and if the board elects to pursue a sale of the company, Legg Mason will be in contact with Opportunity Partners LP as soon as appropriate.

As to appointment of a special committee, we have hired Legg Mason Wood Walker to advise us on the various strategic alternatives, of which sale of the company is one. We also have three independent directors which are not conflicted with any connection to Communications Systems, Inc., and if necessary, they will be appointed as the committee to act on behalf of the corporation and the shareholders.

Thank you for your concern on this matter.

Very truly yours,

/s/ CURTIS A. SAMPSON
Curtis A. Sampson,
Chairman & CEO Hector Communications Corporation

CAS/jlw

cc:	HCC Board of Directors

Legg Mason